SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 23, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



  Form 20-F      X               Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


     Yes                            No          X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A.)

Company Press Release
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        CNOOC Ltd Announces First Production of BZ25-1/25-1S Platform A

(Hong Kong, May 23, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, "the Company") announced today that Bo Zhong (BZ) 25-1/25-1S Field Phase II Platform A has successfully commenced production. More than 2,200 barrels of light crude oil per day are produced from two productive wells.

The successful commencement of Platform A concluded the development of six platforms in the overall development plan of BZ 25-1/25-1S field.

BZ 25-1/25-1S field is producing 30,000 barrels of crude oil per day. The daily production of this field is expected to increase as more wells coming on stream.

BZ 25-1/25-1S field is located in southeast Bohai Bay, about 127 kilometers southeast of Long Kou City. Water depth of the field is 20 meters approximately. Development is divided into two phases. Platforms B, D and E in Phase I and Platforms C and F in Phase II successfully started production in 2004 and 2005 respectively.

Mr. Liu Jian, Executive Vice President of the Company commented, "This is our first field development under a unitization agreement with the adjacent block. Its full-scale production reflected the outstanding project management capability of the Company and its partners."

CNOOC Ltd holds 83.3% interest in BZ 25-1/25-1S field and acts as the Operator.
                                    - End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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                                *** *** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                *** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                             By:  /s/ Victor Zhikai Gao
                                                  ---------------------
                                                   Name: Victor Zhikai Gao
                                                   Title:  Company Secretary



Dated: May 23, 2006